Exhibit 3.1

Third Amendment to the Amended and Restated By-Laws
of PHH Corporation

Effective as of December 17, 2015

The Amended and Restated By-Laws of PHH Corporation are hereby amended by deleting Section 9.02 thereof in its entirety and substituting the following in lieu thereof:

SECTION 9.02    Procedure.  Any indemnification or payment of costs and expenses in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the director or officer entitled to seek indemnification (the “Indemnified Party”). The right to indemnification and advances hereunder shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Corporation denies such request, in whole or in part, or (ii) no disposition thereof is made within 60 days. The Indemnified Party’s costs and expenses (including attorney’s fees) incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be paid or reimbursed by the Corporation. It shall be a defense to any action for advance for expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the Indemnified Party of such Indemnified Party’s good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.